Exhibit 12

UNION TANK CAR COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Thousands)

	Line number	For the Year Ended December 31,
		2004		2003		2002		2001		2000
Income Available for Fixed Charges:
Income from continuing operations	1	$142,646		$69,754		$96,749		$116,651		$145,967
Provision for federal income taxes and foreign taxes	2	75,073		35,653		55,047		61,844		76,758
Provision for state income taxes	3	6,711		3,325		1,257		4,940		3,751
Fixed charges (line 8)	4	99,576		96,516		103,218		110,995		100,047

Income available for fixed charges	5	$324,006		$205,248		$256,271		$294,430		$326,523

Fixed Charges:
Interest expenses (including amortization of debt discount) as shown on the consolidated statement of income	6	$74,796		$71,840		$78,289		$85,626		$76,613
Add interest portion of rent expense	7	24,780		24,676		24,929		25,369		23,434

Total fixed charges	8	$99,576		$96,516		$103,218		$110,995		$100,047

Number of times fixed charges were earned (line 5/line 8)		3.25	x	2.13	x	2.48	x	2.65	x	3.26	x